UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Horizon Offshore, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

44043J 10 5
(CUSIP Number)
December 31, 2002
(Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44043J 10 5

1)	Name of Reporting Person
I.R.S. Identification No. of Above Person (entities only)
Elliott Associates, L.P. 22-2140975

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)		SEC Use Only

4)		Citizenship or Place of Organization United States of America

Number of	(5)	Sole Voting Power	2,075,209
Shares Bene- ficially	(6)	Shared Voting Power	0
Owned by Each Reporting	(7)	Sole Dispositive Power	2,075,209
Person With	(8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,075,209 shares

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9)		7.6%

12)	Type of Reporting Person (See Instructions)		PN

CUSIP No. 44043J 10 5

1)	Name of Reporting Person
I.R.S. Identification No. of Above Person (entities only)
Springfield Associates, L.L.C. 13-3982664

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3)		SEC Use Only

4)		Citizenship or Place of Organization United States of America

Number of	(5)	Sole Voting Power	2,075,209
Shares Bene- ficially	(6)	Shared Voting Power	0
Owned by Each Reporting	(7)	Sole Dispositive Power	2,075,209
Person With	(8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,075,209 shares

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9)		7.6%

12)	Type of Reporting Person (See Instructions)		OO

Item 1(a)	Name of Issuer:

Horizon Offshore, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:

2500 CityWest Boulevard, Suite 2200 Houston, Texas 77042
Item 2(a)	Name of Person Filing:

Elliott Associates, L.P.
Item 2(b)	Address of Principal Business Office:

712 5th Avenue New York, New York 10019
Item 2(c)	Citizenship:

United States
Item 2(d)	Title of Class of Securities:

Common Stock, $1.00 par value
Item 2(e)	CUSIP Number:

44043J 10 5
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
	(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act
	(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
	(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ' 240.13d-1(b)(1)(ii)(F)
	(g)	[ ]	Parent Holding Company, in accordance with ' 240.13d-1(b)(ii)(G) (Note: See Item 7)
	(h)	[ ]	Group, in accordance with ' 240.13d.13d-1(b)(1)(ii)(H)
Item 4.	Ownership:

	(a)	Amount Beneficially Owned		2,075,209

	(b)	Percent of Class		7.6%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote	2,075,209

		(ii)	shared power to vote or to direct the vote	0

		(iii)	sole power to dispose or to direct the disposition of	2,075,209

		(iv)	shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 12, 2003.

ELLIOTT ASSOCIATES, L.P.

	By:	Elliott Capital Advisors, L.P., as general partner

	By:	Braxton Associates, Inc., as general partner

February 12, 2003	By:	/s/ Elliot Greenberg
Date		Elliot Greenberg Vice President

SPRINGFIELD ASSOCIATES, L.L.C.

	By:	ELLIOTT ASSOCIATES, L.P. as managing member

	By:	Elliott Capital Advisors, L.P., as general partner

	By:	Braxton Associates, Inc., as general partner

February 12, 2003	By:	/s/ Elliot Greenberg
Date		Elliot Greenberg Vice President